[Letterhead of]

CRAVATH, SWAINE & MOORE LLP
[New York Office]

BioFuel Energy Corp.
Registration Statement on Form S-1
File No. 333-169982

November 17, 2010

Dear Ms. Long:

BioFuel Energy Corp. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-1 (File No. 333-169982) (the “Registration Statement”).  This letter, together with Amendment No. 1, sets forth the Company’s responses to the comments contained in your letter dated November 8, 2010 (the “Comment Letter”), relating to the Registration Statement.

Set forth below in bold font are the comments of the staff of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 1 of the requested disclosure or revised disclosure.  Where requested, supplemental information is provided.

Four clean copies of Amendment No. 1, and four copies that are marked to show changes from the originally filed Registration Statement, are enclosed for your convenience with three copies of this letter.  Page references in the Company’s responses are to pages in the marked copy of Amendment No. 1.

FORM S-1

General

1.
We note that you have entered into a rights offering letter agreement, pursuant to which Greenlight Capital and a number of its affiliates, together with Third Point Loan LLC have agreed, among other things, to exercise their subscription rights in connection with this rights offering in full. We also note the terms of the voting agreement. It appears that the Backstop Parties have already made their investment decision with respect to their subscription rights. To the extent that this agreement represents an investment decision, the offering is deemed to have commenced privately and must be completed privately. Please provide a legal analysis addressing why you believe it is appropriate to register the subscription rights and the underlying securities on this Form S-1 at this time.

The Company has revised the Registration Statement in Amendment No. 1 to remove the subscription rights and related underlying securities that the Backstop Parties have agreed to exercise and purchase pursuant to the Rights Offering Letter Agreement.  Accordingly, the offering of such subscription rights and the related underlying securities to the Backstop Parties will be completed on a private basis concurrent with the closing of the rights offering contemplated by the Registration Statement.

2.
Please provide us with the legal basis pursuant to which you may registered all of the securities underlying the depositary shares, including the shares of common stock issuable upon conversion of the Series A Non-Voting Convertible Preferred Stock. Please ensure to discuss why the contemplated stockholders’ vote would not constitute a new investment decision to whether or not accept a different security in exchange for their existing security. In addition, we note that the common stock being registered may not be authorized at the time of effectiveness. For additional guidance please see Rule 145(a)(1) under the Securities Act and CDI #139.01 of Securities Act Sections Compliance and Disclosure Interpretations found in the Commission’s website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

The holders of the Company’s common stock and class B common stock are voting on an increase of the authorized common stock and class B common stock under the Company’s Amended and Restated Certificate of Incorporation.  To the Company’s knowledge, the Staff has never asserted that a stockholder vote of this kind is an investment decision or otherwise a transaction to which Rule 145 is applicable.  While some holders of the Company’s voting stock may own depositary shares at the time of the vote, they will be voting solely in their capacity as holders of common stock or class B common stock and not in their capacity as holders of depositary shares.  Holders of depositary shares will have no voting rights in their capacity as such.  Therefore, holders of depositary shares will have made their investment decision either by deciding to exercise rights to purchase depositary shares in the rights offering or by purchasing depositary shares in the secondary market.  In making that investment decision, they will have agreed to all the terms of the depositary shares, including the possibility that the depositary shares will be exchanged for shares of common stock following the contemplated stockholder vote.

To elaborate, the contemplated stockholder vote will not be an investment decision with respect to the depositary shares because those voting — the holders of common stock and class B common stock — will not be the same group of security holders as those holding the depositary shares. Holders of the depositary shares will not be entitled to vote.  At the time of the contemplated stockholder vote, the holders of the depositary shares will not be the same securityholders as those voting because (1) there will in all likelihood be holders of common stock that do not exercise their subscription rights to purchase depositary shares in the rights offering (but who will nevertheless be entitled to vote in their capacity as a holder of common stock or class B common stock) and (2) the depositary shares will be transferable in the secondary market, separate and apart from transfers of common stock or class B common stock, upon issuance at the consummation of the rights offering.  In addition, it is possible that the record date for distribution of the rights to purchase depositary shares in the rights offering will be different from the record date with respect to the contemplated stockholder vote.  As a result, the stockholder vote will not be an investment decision by holders of the depositary shares (because those holders are not voting unless they also hold shares of common stock or class B common stock), and will not be an investment decision by holders of common stock or class B common stock because the vote will not be a decision by those holders as to whether or not to accept a different security in exchange for their shares of common stock or class B common stock.  Therefore, the Company believes that Rule 145(a)(1) does not apply to the contemplated stockholder vote.

Finally, the Company believes that registration of the underlying common stock is appropriate and necessary.  Holders of depositary shares will have made their investment decision either by deciding to exercise rights to purchase depositary shares in the rights offering or by purchasing depositary shares in the secondary market.  In making that investment decision, they will have agreed to all the terms of the depositary shares, including the possibility that the depositary shares will be exchanged for shares of common stock following the contemplated stockholder vote.  The Company notes that the preliminary proxy statement related to the contemplated stockholder vote was filed with the Commission on November 15, 2010, and the Company intends to convene a special meeting of stockholders as soon as practicable.  The Company fully expects that the contemplated stockholder vote will occur within one year of the consummation of the rights offering and, as a result, the depositary shares are effectively convertible into shares of common stock without action by the holders of the depositary shares in their capacities as such.  As contemplated by CDI #139.01 of Securities Act Sections Compliance and Disclosure Interpretations, where “securities are convertible or exercisable within one year, an offering of both the overlying security and underlying security is deemed to be taking place.”  Accordingly, the Company believes that it is appropriate and necessary to register all securities underlying the depositary shares, including the shares of common stock issuable upon conversion of the Series A Non-Voting Convertible Preferred Stock.

3.
We note that you have omitted certain information throughout the prospectus, such as the number of subscription rights, the record date, and the expiration date of the rights offering. If you do not intend to include this information in a pre-effective amendment to the registration statement, please advise us as to the basis for omitting this information from the prospectus at the time the registration statement is declared effective.

The Company intends to file a pre-effective amendment to the Registration Statement containing the number of subscription rights, the record date and the expiration date of the rights offering, as well as certain other related information that has been omitted.

4.
We note that you have experienced net losses during the last three fiscal years. Please revise the registration statement to provide dilution disclosure in accordance with Item 506 of Regulation S K, or otherwise, advise us of the basis for omitting such disclosure.

The Company acknowledges the Staff’s comment and advises the Staff that it has omitted dilution disclosure in accordance with Item 506 of Regulation S-K because there will not be “dilution of the purchasers’ equity interest” under Item 506 in connection with the rights offering.  The Company’s net tangible book value per share of common stock before the rights offering, as of September 30, 2010, was $2.15 per share.  Each subscription right will permit the holder of such right to acquire, at a price equal to $0.56, one depositary share which will be effectively convertible into one share of common stock on the terms described in the Registration Statement.  Based on the current expected size of the rights offering, there will not be an increase in the net tangible book value per share of common stock after the rights offering as compared to before the rights offering and, therefore, there will not be dilution of the purchasers’ equity interests as a result of their exercise of the subscription rights.

5.
We note that you have yet to file a number of exhibits, including the opinion of legal counsel. Please file these exhibits as soon as possible so that we will have sufficient time to review them. We may have comments on these materials.

The Company acknowledges the Staff’s comment.  All of the exhibits listed in the exhibit index to the Registration Statement that were not previously filed have been filed with Amendment No. 1 or will be filed as promptly as practicable in a subsequent pre-effective amendment to the Registration Statement. The Company has attached as Exhibit A to this letter a draft opinion of its counsel, Cravath, Swaine & Moore LLP, regarding validity of the securities being issued.  This opinion will be finalized after the form of Amended and Restated Rights Offering Letter Agreement has been executed and the Board of Directors of the Company has approved the final resolutions authorizing the related transactions, and the opinion will then be filed as Exhibit 5.1 to the Registration Statement in a pre-effective amendment.

Cover Page of Registration Statement

6.
We note that the rights offering may be conducted for a period of more than 30 days (see “Requirements to Effect Rights Offering” disclosure on page 58). Please revise to check the Rule 415 box on the cover page and to provide the relevant undertakings required by Item 512(a) of Regulation S-K.

The Company has revised the cover page of the Registration Statement to check the Rule 415 box and has revised the undertakings to provide the relevant undertakings required by Item 512(a) of Regulation S-K.

Prospectus Cover Page

7.	Please revise the cover page to remove information that is not required by Item 501(b) of Regulation S-K or otherwise key to an investment decision.

The Company acknowledges the Staff’s comment to remove information that is not required by Item 501(b) of Regulation S-K or otherwise key to an investment decision from the prospectus cover page and has deleted certain information from the prospectus cover page.  The Company believes that the remaining information on the prospectus cover page is material to an investment decision.

8.
Please include the pricing information calculated pursuant to the “Rights Price” discussion on page 53 of the registration statement, as well as disclose the percentage of discount that this price represents to your current market price. In addition, please disclose the total amount of the offering. See Item 501(b)(3) of Regulation S-K.

The Company has revised its disclosure throughout Amendment No. 1 to include the pricing information calculated pursuant to the “Rights Price” (which is equal to $0.56 per subscription right).  In addition, the Company has revised its disclosure on the prospectus cover page to disclose the percentage of discount the Rights Price represents to the market price of the Company’s common stock and to disclose the total amount of the offering.

Table of Contents, page v

9.
We note that immediately following the Table of Contents you state that “You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus regardless of its time of delivery.” This statement does not appear to be consistent with your disclosure obligations. Please revise to clarify that the prospectus will be updated to the extent required by law and acknowledge that you are responsible for updating the prospectus to contain all material information. Please also comply with this comment with respect to the second sentence of the fourth paragraph on page 46.

The Company has revised its disclosure immediately below the Table of Contents to clarify that the prospectus will be updated to the extent required by law and to acknowledge that the Company is responsible for updating the prospectus to contain all material information.  In addition, the Company has likewise updated its disclosure on page 47.

Prospectus Summary, page 1

Related Agreements and Transactions, page 5

Bridge Loan Agreement, page 5

10.
Please revise your disclosures to provide a materially complete description of the terms of the bridge loan agreement, to include among other things, the applicable interest rates. In this regard, we note your “Bridge Loan Agreement” disclosure in the Form 8-K filed with the Commission on September 27, 2010.

The Company has revised its disclosure on page 5 of Amendment No. 1 to include a materially complete description of the terms of the Bridge Loan Agreement, including the applicable interest rates.

Voting Agreements, page 5

11.	Please disclose the percentage of your equity subject to the voting agreement.

The Company has revised its disclosure on page 6 of Amendment No. 1 to include the percentage of the Company’s equity subject to the voting agreements.

12.
In the last paragraph of your disclosure you state that if the stockholder approval is not obtained, then no shares of common stock will be available for distribution by the depositary to the holders of the depositary shares. In an appropriate section of the filing, please discuss the impact that failure to obtain the requisite shareholder approval may have on the holders of depositary shares. Please expand your “Holders of the depositary shares will only be entitled to receive shares of common stock if and when our stockholders approve the authorization and issuance of common stock...” risk factor on page 28 to provide a comprehensive discussion of all the risks deriving from failure to obtain shareholder approval.

The Company has revised its disclosure on page 57 of Amendment No. 1 to include a more complete description of the impact that failure to obtain the requisite shareholder approval may have on the holders of the depositary shares.  The Company has also expanded the “Holders of the depositary shares will only be entitled to receive shares of common stock if and when our stockholders approve the authorization and issuance of common stock...” risk factor to include a more comprehensive discussion of the risks deriving from failure to obtain such shareholder approval.

Summary of the Rights Offering, page 8

13.	Please revise the first sentence of the introductory paragraph to clarify that this section summarizes the material terms of the various transactions.

The Company has revised its disclosure on page 9 of Amendment No. 1 to so clarify.

Shares Outstanding After Completion of this Rights Offering, page 14

14.	Please disclose the number of shares outstanding assuming conversion of the preferred stock. Please also comply with this comment on page 62.

The Company has revised its disclosure on pages 15 and 63 of Amendment No. 1 to disclose the expected number of shares of common stock issuable and outstanding assuming conversion of all shares of Series A Non-Voting Convertible Preferred Stock.

Material U.S. Federal Income Tax Consequences, page 19

15.
We note that no tax opinion has been listed as an exhibit pursuant to Item 601(b)(8) of Regulation S-K. Considering the tax-free nature of the receipt or exercise of the subscription rights in the rights offering, and the requirements of Item 601(b)(8), please tell us why an opinion of counsel regarding this material tax matter is not required to be provided.

The Company acknowledges the Staff’s comment and will file a tax opinion of its counsel, Cravath, Swaine & Moore LLP, pursuant to Item 601(b)(8). The tax opinion will be finalized after the form of Amended and Restated Rights Offering Letter Agreement has been executed, and the opinion will then be filed as Exhibit 8.1 to the Registration Statement in a pre-effective amendment.  A draft of the tax opinion is attached as Exhibit B to this letter.

Risk Factors, page 22

16.	Please remove the last sentence of the introductory paragraph.

The Company has revised its disclosure on page 23 of Amendment No. 1 to delete such sentence in accordance with the Staff’s comment.

Risks Related to the Rights Offering, page 22

Your equity interest in us may be diluted as a result of this rights offering and the LLC’s concurrent private placement, page 22

17.	Please revise your disclosure in the second paragraph to quantify the Rights Price discount to market price.

The Company has revised its disclosure on page 23 of Amendment No. 1 to disclose the percentage of discount that the Rights Price represents to the market price of the Company’s common stock.

Use of Proceeds, page 47

18.	Please revise the first paragraph to disclose the amount for each proposed use.

The Company has revised its disclosure on page 48 of Amendment No. 1 disclose the estimated amount for each proposed use of proceeds.

The Rights Offering, page 53

Reasons for the Rights Offering, page 64

19.
Please expand your disclosure here to provide more detailed background information resulting on the board’s decision to undertake the rights offering, as well as the role that the Backstop Parties played in the process. Please also include a discussion regarding the negotiation of the material terms of the rights offering letter agreement. In this regard, please ensure to discuss the main reasons behind the parties’ decision to structure the rights offering through the issuance of depositary shares, preferred convertible stock and common stock.

The Company has revised its disclosure on pages 6-7 and 65-66 of Amendment No. 1 to provide more detailed background information regarding the board’s decision to undertake the rights offering and the role that the Backstop Parties played in the process and to address the other items contemplated by the Staff’s comment.

20.	Please explain in greater detail the role of Piper Jaffray in advising the committee.

The Company has revised its disclosure on pages 7 and 66 of Amendment No. 1 to explain in greater detail the role of Piper Jaffray in advising the independent committee.

Description of Capital Stock, page 70

21.	Please revise the introductory paragraph to clarify that this section summarizes the material terms of the securities.

The Company has revised its disclosure on page 71 of Amendment No. 1 to so clarify.

Series A Non-Voting Convertible Preferred Stock, page 71

22.
We note your disclosure in the introductory paragraph. We note similar disclosure in the introductory paragraph under the “Description of the Depositary Shares” discussion on page 74. Please note that the filing of the certificate of designation and the form of the deposit agreement as exhibits to the registration statement should take place prior to its effectiveness. We may have comments following the review of these documents.

The Company acknowledges the Staff’s comment and has filed the Certificate of Designations with Amendment No. 1 and will file the form of Deposit Agreement in a pre-effective amendment to the Registration Statement.

23.
We note the statement in the introductory paragraph that the summary “is subject to, and qualified in its entirety by reference to, the provisions of the certificate of designations.” Please be advised that you may not qualify your disclosure by reference to the contract or other document, as it is inconsistent with Rule 411 of Regulation C. Please revise accordingly. Please also comply with this comment in the introductory paragraph under “Description of the Depositary Shares” on page 74 and in the last paragraph under “Incorporation by Reference” on page 91.

The Company has revised its disclosure on pages 72, 75 and 93 of Amendment No. 1 in accordance with the Staff’s comment.

Incorporation by Reference, page 91

24.
We note disclosure in the last paragraph stating that the description of the agreements contained in the prospectus or information incorporated by reference therein “do not purport to be complete and are subject to, or qualified in their entirety by reference to, the definitive agreements.” Please revise to clarify that the descriptions in the prospectus summarize the material terms of the agreements.

The Company has revised its disclosure on page 93 of Amendment No. 1 to so clarify.

Part II – Information Not Required in Prospectus, page II-1

Undertakings, page II-9

25.	Please remove the Regulation S-K Item 512(i) undertakings, as they are not applicable to your offering.

The Company has revised its disclosure in Amendment No. 1 by deleting the Regulation S-K 512(i) undertakings.

Exhibit 10.3 – Credit Agreement

26.
We note that other than Annexes A and B, you have not filed any of the exhibits and the schedules to the Credit Agreement dated September 25, 2006. Please file a complete copy of this agreement with your next amendment, and ensure that in the future you file all material agreements in complete form. Refer to Item 601(b)(10) of Regulation S-K.

The Company has filed a complete copy of the Credit Agreement dated September 25, 2006 with Amendment No. 1.

Exhibit 10.32 – Letter Agreement dated as of September 23, 2010

27.
Please indicate in the exhibit index that with respect to this agreement, material has been omitted pursuant to a request for confidential treatment and that the material has been separately filed with the Commission. Refer to Part II.D.5 of Staff Legal Bulletin 1 (February 28, 1997). Please note that comments regarding your confidential treatment request will be sent under separate cover and we will not be in a position to consider a request for acceleration of effectiveness of the registration statement until we resolve all issues concerning the confidential treatment request.

The Company has revised the exhibit index of Amendment No. 1 to indicate that, with respect to the agreement filed as Exhibit 10.32, material has been omitted pursuant to a request for confidential treatment and that the material has been separately filed with the Commission.

Please contact the undersigned at (212) 474-1024, or, in my absence, D. Scott Bennett at (212) 474-1132, with any questions or comments you may have regarding the Registration Statement.

Very truly yours,

/s/ Craig F. Arcella

Craig F. Arcella

Pamela A. Long
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Copies to:

Era Anagnosti
Staff Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Mark L. Zoeller
BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, CO 80202

Exhibit A

[Letterhead of]

CRAVATH, SWAINE & MOORE LLP
[New York Office]

[          ]

BioFuel Energy Corp.
Registration Statement on Form S-1

Ladies and Gentlemen:

We have acted as counsel to BioFuel Energy Corp., a Delaware corporation (the “Company”), in connection with the filing by the Company with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-1 (Registration No. 333-169982) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration under the Securities Act of (i) subscription rights of the Company (the “Rights”), (ii) shares of series A non-voting convertible preferred stock of the Company (the “Preferred Stock”), (iii) depositary shares each representing a fractional interest in a share of Preferred Stock (the “Depositary Shares”) and (iv) shares of common stock of the Company (the “Common Stock”), in each case referred to therein.

In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the Registration Statement and the exhibits thereto and such documents, corporate records and other instruments as we have deemed necessary or appropriate for the purposes of this opinion, including, without limitation, the Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated By-laws of the Company, a specimen certificate representing the shares of Common Stock, a specimen certificate representing the shares of Preferred Stock, the Certificate of Designations for the Preferred Stock, the form of depositary receipt representing the Depositary Shares, the Deposit Agreement, dated as of [          ], between the Company and BNY Mellon Shareowner Services, as depositary (the “Depositary”), the form of rights certificate representing the Rights, and the resolutions adopted by the Board of Directors of the Company on September 24, 2010 and [          ].

In rendering our opinion, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such latter documents.  As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

Based on the foregoing and subject to the qualifications set forth herein, we are of opinion as follows:

1.  The Rights have been duly and validly authorized, and, when validly issued in accordance with such authorization, will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and other similar laws affecting creditors’ rights generally from time to time in effect and to general principles of equity, including, without limitation, concepts of materiality, reasonableness, good faith and fair dealing, regardless of whether considered in a proceeding in equity or at law).

2.  The shares of Preferred Stock represented by the Depositary Shares have been duly and validly authorized and, upon filing of the Certificate of Designations with respect to the Preferred Stock with the Secretary of State of the State of Delaware and issuance thereof, will be validly issued, fully paid and nonassessable.

3.  The Depositary Shares issuable upon the exercise of the Rights have been duly and validly authorized and, upon (i) the filing of the Certificate of Designations with respect to the Preferred Stock with the Secretary of State of the State of Delaware, (iii) issuance of the Preferred Stock and the deposit thereof with the Depositary, (iii) depositary receipts representing the Depositary Shares having been duly executed, countersigned, registered and delivered in accordance with the Deposit Agreement and (iv) the due exercise of the Rights, the Depositary Shares will be validly issued.

4.  Upon (i) stockholder approval of an increase in the number of authorized shares of Common Stock under the Amended and Restated Certificate of Incorporation of the Company and the conversion of the Preferred Stock in accordance with its terms and (ii) filing of the Amended and Restated Certificate of Incorporation of the Company with the Secretary of State of the State of Delaware, the shares of Common Stock into which the shares of Preferred Stock are convertible will be validly issued, fully paid and nonassessable.

We are admitted to practice in the State of New York, and we express no opinion as to matters governed by any laws other than the laws of the State of New York, the General Corporation Law of the State of Delaware and the Federal laws of the United States of America.

We hereby consent to the filing of this opinion with the Commission as Exhibit 5.1 to the Registration Statement.  We also consent to the reference to our firm under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement.  In giving such consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, CO 80202

O

Exhibit B

[Letterhead of]

CRAVATH, SWAINE & MOORE LLP
[New York Office]

[          ]

Ladies and Gentlemen:

We have acted as counsel to Biofuel Energy Corp., a Delaware corporation (the “Company”), in connection with the filing by the Company with the Securities and Exchange Commission (the “Commission”) of a registration statement on Form S-1 (Registration No. 333-169982) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the registration under the Securities Act of (i) subscription rights of the Company (the “Rights”), (ii) shares of series A non-voting convertible preferred stock of the Company (the “Preferred Stock”), (iii) depositary shares each representing a fractional interest in a share of Preferred Stock (the “Depositary Shares”) and (iv) shares of common stock of the Company (the “Common Stock”), in each case referred to therein, and in connection with the distribution by the Company to record holders of its Common Stock of the Rights to purchase Depositary Shares (the “Rights Offering”).

In that connection, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the Registration Statement and the exhibits thereto and such documents, corporate records and other instruments as we have deemed necessary or appropriate for the purposes of this opinion, including, without limitation, the Amended and Restated Certificate of Incorporation of the Company, the Amended and Restated By-laws of the Company and the Amended and Restated Rights Offering Letter Agreement dated as of [         ], 2010 (the “ROLA”), by and among the Company, BioFuel Energy, LLC, Greenlight Capital, L.P., Greenlight Capital Qualified, L.P., Greenlight Capital (Gold), L.P., Greenlight Capital Offshore Partners, Greenlight Capital Offshore Master (Gold), Ltd., Greenlight Reinsurance, Ltd., Third Point Loan LLC and Third Point Advisors LLC.

In rendering our opinion, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such latter documents.  As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

In rendering our opinion, we have assumed, with your permission, that (i) the Rights Offering will be consummated as described in the Registration Statement and (ii) the statements concerning the terms of the Rights Offering set forth in the ROLA and the Registration Statement are, and will remain, true, complete and correct at all times up to and including the consummation of the Rights Offering.

Our opinion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, published pronouncements of the Internal Revenue Service and case law, any of which may be changed at any time with retroactive effect.  Any change in applicable laws or the facts and circumstances surrounding the Rights Offering after the date of effectiveness of the Registration Statement, or any inaccuracy in the statements, facts and assumptions upon which we have relied, may affect the continuing validity of our opinion as set forth herein.  We assume no responsibility to inform you of any such change or inaccuracy that may occur or come to our attention.  Finally, our opinion is limited to the tax matters specifically covered hereby.  No opinion should be inferred as to (i) any other tax consequences of the Rights Offering or (ii) the tax consequences of the Rights Offering under any state, local or foreign law, or with respect to other areas of U.S. Federal taxation.  We are admitted to practice in the State of New York, and we express no opinion as to matters governed by any laws other than the Federal laws of the United States of America.

Based on the foregoing and subject to the qualifications set forth herein and in the Registration Statement under the caption “Material U.S. Federal Income Tax Consequences”, we are of opinion that a holder of Company Common Stock should not recognize income or gain for U.S. Federal income tax purposes upon the receipt, exercise or expiration of the Rights distributed in the Rights Offering.

We hereby consent to the filing of this opinion with the Commission as Exhibit 8.1 to the Registration Statement.  We also consent to the reference to our firm under the caption “Legal Matters” in the prospectus constituting a part of the Registration Statement.  In giving such consent, we do not admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

Biofuel Energy Corp.
1600 Broadway, Suite 2200
Denver, CO  80202

O